Exhibit 3.1

Amendment to the Amended and Restated Bylaws of P. H. Glatfelter Company

Section 2.2 AGE QUALIFICATION. No person shall be elected or reelected a director after reaching 75 years of age (the “Qualifying Age”) provided, however, that the Board has the discretion, on a case-by-case basis, to not accept the resignation of a director who has reached the Qualifying Age if it determines, on the recommendation of the Nominating and Corporate Governance Committee, that the director’s continued service (on a year-to-year basis) is in the best interests of the Company in order to retain his or her skills on, or to maintain diversity of, the Board. When the term of any director extends beyond the date when the director reaches the Qualifying Age, such director shall tender his or her resignation from the Board of Directors effective at the annual meeting of shareholders next following his 75th birthday.